Securities and Exchange Commission

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Coast Core Strategies Managed Volatility Fund

Address of Principal Business Office (No. & Street, City, State Zip Code):

2450 Colorado Avenue, Suite 100

East Tower

Santa Monica, California 90404

Telephone Number (including area code): (310) 576-3500

Name and address of agents for service of process:

Christopher D. Petitt

Coast Core Strategies Managed Volatility Fund

c/o Coast Asset Management L.P.

2450 Colorado Avenue, Suite 100

East Tower

Santa Monica, California 90404

copies to:

Ronald M. Feiman, Esq.

Mayer, Brown, Rowe & Maw LLP

1675 Broadway

New York, New York 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 31st day of January, 2005.

COAST CORE STRATEGIES MANAGED VOLATILITY FUND
(Name of Registrant)

By:	/s/ Christopher D. Petitt
Name:	Christopher D. Petitt
Title:	Chief Operating Officer